McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, Virginia 23219

November 22, 2013

VIA EDGAR AND OVERNIGHT COURIER

Mr. Duc Dang
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Apple REIT Nine, Inc.
Amendment No. 1 to the Registration Statement on Form S-4
Filed October 23, 2013
File No. 333-191084

Dear Mr. Dang:

On behalf of Apple REIT Nine, Inc. (“Apple Nine” and the “Company”), we hereby submit the response of Apple Nine to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated November 14, 2013 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”).  We have revised Amendment No. 1 in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and general updates.  In connection with this letter and the filing of Amendment No. 2, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 2 marked to show changes from Amendment No. 1 as filed on October 23, 2013, and four clean courtesy copies of Amendment No. 2.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  To assist your review, we have retyped the headers from the Comment Letter (underline and bold) and the text of the Staff’s comments (italics) below.  The responses and information below are based upon information provided to us by Apple Nine, Apple REIT Seven, Inc. and Apple REIT Eight, Inc. (collectively, the “Apple REITs”).

Staff Comments and Company Responses

Questions and Answers About the Special meetings and the Mergers, page 1

Why are the mergers being proposed, page 2

1.	We note your response to comment 2 of our letter dated October 10, 2013. Please revise the answer here to note, if true, that the redemption programs were suspended.

In response to the Staff’s comment, Amendment No. 2 has been revised on page 2.

Q. How was the merger consideration determined?, page 2

2.
We have considered your responses to comments 3 and 4. Please revise to briefly explain the undertaking to determine the consideration and describe the composition of the “Management” that made the initial consideration proposal.

In response to the Staff’s comment, Amendment No. 2 has been revised on page 2.

Summary Term Sheet

Reasons for the Mergers, page 20

3.
We note your response to comment 10 and your reference to state law. It appears from your response that you are required to either provide a recommendation or explain why there is no recommendation. Please tell us if you are required to disclose that the proposals are “advisable and in the best interest of shareholders” and explain to us the distinction between such disclosure and the fact that there is no recommendation by the board.

In response to the Staff’s comment, Amendment No. 2 has been revised to delete the reference to the proposals being “advisable and in the best interests of shareholders” (or words similar to that effect) on the Apple Seven notice page, the Apple Eight notice page, the Apple Nine notice page and pages 20, 140, 144 and 146.  The Company respectfully advises the Staff that it believes that these deletions are allowed under the Virginia Stock Corporation Act.

Interests of Apple REIT Directors and Executive Officers in the Mergers, page 21

4.	We note your response to comment 11. Please revise to provide the dollar value for the interests involved.

In response to the Staff’s comment, Amendment No. 2 has been revised on page 21.

Description of Apple Nine Common Shares, page 27

5.
We note your response to comment 13 and the added table. The table should show how operating cash flow was able to, if at all, cover your total distributions. As such, please remove the rows for investing and financing activities.

In response to the Staff’s comment, Amendment No. 2 has been revised on pages 27 and 43.

Risk Factors

Some of the directors and executive officers…., page 36

6.	We note the revised disclosure. Please revise to disclose the purchase price, based on the price of the Series B preferred shares, for the 20,847,198 shares that will be issued.

In response to the Staff’s comment, Amendment No. 2 has been revised on page 36.

Apple Nine will not attempt to estimate the fair market value..., page 43

7.
Please revise both the subcaption and your disclosure hereunder to clarify that you have never calculated net asset value nor engaged a third party for such purpose, consistent with your response to comment 18.

In response to the Staff’s comment, Amendment No. 2 has been revised on page 43.

Securities-class action lawsuits and governmental regulatory oversight…, page 39

8.	Please supplement this risk factor subcaption and narrative to reflect current ongoing litigation/governmental investigations.

In response to the Staff’s comment, Amendment No. 2 has been revised on page 39. In addition, Apple Nine confirms that it plans to update future filings to reflect developments in ongoing litigation/governmental investigations.

The Mergers

Background of the Mergers, page 62

9.
We note your response to comment 20. In light of your disclosure that the members of the special committees serve on the other Apple REIT boards, please explain how you determined that such members were independent in the context of this transaction.

In response to the Staff’s comment, Amendment No. 2 has been revised on page 63.

10.	Please supplement your disclosure in the penultimate paragraph on page 62 to update the unsatisfied redemption requests as of the most recent fiscal period ended.

In reponse to the Staff’s comment, Amendment No. 2 has been revised on page 62. Please note that since the redemption programs have been suspended, David Lerner and Associates, as administrator of the redemption programs, no longer tabulates unsatisfied redemption requests.

11.	Please note that we are continuing to review the supplemental materials provided.

We note that you are continuing to review the supplemental materials provided.

12.
We note the revised disclosure that each Apple REIT determined that it was not necessary to obtain third party appraisals for the properties. Please revise to explain the considerations that lead to the noted conclusions.

In response to the Staff’s comment, Amendment No. 2 has been revised on pages 64 and 65.

Apple Seven, Eight, and Nine Financial Analyses, pages 82-98

13.
We note your responses to comments 32-34. Please clarify if any adjustments were made to the range based on the selected companies. If no adjustments were made before applying the range to the Apple REITs’ EBITDA multiples, please tell us how your revenues and net income are comparable to the selected companies.

In response to the Staff’s comment, Amendment No. 2 has been revised on pages 83, 88 and 95.

As indicated in the response to Comment 33 in the Staff’s previous letter, because each of the financial advisors has advised that it did not base its selection of companies comparable to the applicable Apple REIT on total revenue and net income, we respectfully advise the Staff that we believe such disclosure to be inapplicable in this case.

Projected Financial Information of Apple Seven, Apple Eight, and Apple Nine and the Combined Company, page 99

14.
Please revise to provide a reconciliation of the differences between the historical non-GAAP financial measures and net income, calculated and presented in accordance with GAAP. Also, provide a similar reconciliation for the forecasted/projected numbers or explain why you are unable to provide such information.

In response to the Staff’s comment, Amendment No. 2 has been revised on page 99 to provide a reconciliation of the differences between the historical non-GAAP financial measures and net income, calculated and presented in accordance with GAAP.  Management did not prepare or include comparable GAAP measures in the financial forecasts provided to the financial advisors. Therefore, Apple Nine is unable to provide such information. We believe this presentation is consistent with the exemption from Regulation G and Item 10(e) of Regulation S-K for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A because the non-GAAP financial measures were part of financial projections used in the preparation of financial analyses.

REIT Qualification of Apple Seven, Apple Eight, and Apple Nine, page 149

Taxation of REITs in General, page 150

15.	Please revise the legal conclusions regarding REIT status so that it is consistent with counsel’s statement on page 3 of the tax opinion that such conclusions are the opinion of counsel.

We are revising the draft tax opinion regarding REIT status and will supplementally provide the revised draft copy to the Staff for review.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page N-1

16.
We have reviewed your revised disclosure on pages N-5 and N-6 in response to comment 41. Please provide us with a detailed analysis of your calculations of the fair value of the Apple REIT Nine shares, in accordance with ASC 820. Please tell us specifically what role the third party valuation firm is performing in determining the fair value of these shares, and if the third party has performed a valuation of the shares, tell us what they determined to be the fair value of the shares. Additionally, please tell us how you determined that an annual NOI growth rate of 6% for each of the next 5 years was a reasonable assumption.

The third party valuation firm that has been engaged, KPMG LLP ("KPMG"), has not completed their valuation of the shares.  As noted in footnote B (1) to the pro forma balance sheet, KPMG was engaged to provide a valuation as of the closing date of the mergers and therefore a valuation will not be final until such time.

For purposes of the fair value estimate of Apple Nine common shares used in the pro forma, the assumed average annual NOI growth rate of 6% is based upon available public industry information.  A summary analysis of the Company’s calculation of the fair value of the Apple REIT Nine shares is being provided to the Staff under separate cover by McGuireWoods LLP on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended.  In accordance with such rules, we have requested that this material be returned promptly following completion of the Staff’s review thereof.  We also have requested confidential treatment of this material pursuant to the provisions of 17 C.F.R. § 200.83.  The projections and assumptions used in this analysis are consistent with the projections and assumptions considered by the financial advisors in connection with their financial analysis with respect to the exchange ratios and are based on information that is currently available to the Company.  The financial advisors used multiple valuation approaches to prepare their financial analyses.  The Company used a discounted cash flow model, developed on a property by property basis, to estimate a range of values which is subject to further validation by KPMG.  Since the inputs used in the discounted cash flow models are consistent with published industry information and the financial advisors’ analyses, the Company continues to believe this estimate represents a reasonable estimate for purposes of the pro forma financial statements.

17.
We note your response to comment 42 in our letter dated October 10, 2013, and your revised disclosure on page N-7 and N-8 of the preliminary analysis of the fair value of the assets and liabilities. Please revise to describe how the fair value of the assets was estimated, including a description of significant inputs and assumptions.

In response to the Staff’s comment, Amendment No. 2 has been revised on page N-7.  The estimated fair values of the individual hotel properties were based on discounted cash flows of the individual properties considered by the financial advisors as part of their financial analyses.  The discounted cash flows analyses supported a purchase allocation to individual hotel properties.  The Company does not believe there are any significant intangible assets.  The Company has engaged KPMG to perform a purchase price allocation of each asset acquired and liability assumed.  As this analysis of the purchase price allocation is not complete, the Company believes the amounts in the pro forma financial statements to be reasonable and the current best estimate of the purchase price allocation.  However, adjustments will be made based upon the completed purchase price allocation as well as current market conditions at the time the transaction closes.  As discussed in note E to the pro forma financial statements, the estimated fair value of debt to be assumed was estimated by discounting the future cash flows of each instrument at estimated market rates consistent with the maturity of an instrument with similar credit terms and credit characteristics, and the fair value of Apple Seven's and Apple Eight's other assets and liabilities approximates their historical cost due to the short-term nature of these items.

18.	Tell us how you considered presenting a sensitivity analysis for a change in inputs and assumptions which may produce different fair value of assets and liabilities and share price of Apple Nine.

In response to the Staff’s comment, Amendment No. 2 has been revised on pages N-5 and N-6.

We thank you for your assistance in this matter.  Please do not hesitate to call me at (804) 775-1031, or my colleague, James M. Anderson III at (804) 775-1044, with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ David W. Robertson

David W. Robertson

cc:	Bryan F. Peery, Apple REIT Companies
David P. Buckley, Apple REIT Companies
Michael B. Kirwan, Foley & Lardner LLP
Elizabeth G. Hester, Kaufman & Canoles, PC
Paul D. Manca, Hogan Lovells US LLP